Exhibit 2.1
AMENDMENT NO. 2 TO
AGREEMENT AND PLAN OF MERGER
     This Amendment No. 2 to the Agreement and Plan of Merger (this “Amendment No. 2”) is made and entered into as of this 27th day of September, 2007 (the “Effective Date”), by and among CKX, Inc., a Delaware corporation (the “Company”), 19X, Inc., a Delaware corporation (“Parent”), and 19X Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).
RECITALS
     A. The Company, Parent and Merger Sub entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 1, 2007, as amended on August 1, 2007 (“Amendment No. 1”);
     B. On June 1, 2007, the Company acquired a 50% membership interest in FX Luxury Realty, LLC, and undertook to distribute to its stockholders 25% of the shares of common stock of the successor corporation to FX Luxury Realty, LLC. FX Real Estate and Entertainment Inc. (“FXRE”) has been formed as the successor corporation to FX Luxury Realty, LLC, and pursuant to that certain Contribution and Exchange Agreement (as defined below), FX Luxury Realty, LLC has become a wholly owned subsidiary of FXRE (subject to the Flag Priority Interest (as such term is defined in the Contribution Agreement). On September 26, 2007, pursuant to a Stock Purchase Agreement between FXRE, the Company and Flag Luxury Properties, LLC, the Company acquired an additional 0.742% of the common stock of FXRE (after giving effect to the transactions contemplated by such Stock Purchase Agreement.) The Company has undertaken to distribute its shares of common stock of FXRE to its stockholders, and has declared and transferred into trust for its stockholders dividends consisting of shares of common stock of FXRE subject to such distribution;
     C. The parties hereto wish to make certain further amendments to the Merger Agreement on the terms and conditions set forth below;
     D. The Special Committee unanimously has recommended that the Board of Directors of the Company approve and adopt this Amendment No. 2; and
     E. The Board of Directors of the Company (except for directors affiliated with Parent or Merger Sub who abstained) has approved and adopted this Amendment No. 2.
The recitals set forth in this Amendment No. 2 shall be incorporated into and shall form part of the Merger Agreement, as amended.
     NOW THEREFORE, in consideration of the mutual promises and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. Definitions. All capitalized terms used herein, and not expressly defined herein, shall have the respective meanings given to such terms in the Merger Agreement, as amended by Amendment No. 1.
     2. Amendment to Certain Section 1.1 Definitions. Section 1.1 of the Merger Agreement is hereby amended by adding the following definitions:
          ““Amendment Date” means the Effective Date of Amendment No. 2 to this Agreement.
          “Contribution and Exchange Agreement” means the Contribution and Exchange Agreement, dated September 26, 2007, between FXRE, the Company, Flag, Richard G. Cushing, as Trustee of the CKX FXLR Stockholder Distribution Trust I and FX Luxury Realty, LLC.
          “FXRE” means FX Real Estate and Entertainment Inc.
          “Reduction Amount” means an amount per Merger Share obtained by multiplying (x) 0.075, by (y) the average of the last reported sales price per share of common stock of FXRE on the NASDAQ Global Market (or such other national securities exchange where shares of common stock of FXRE are listed) for each day of the Measurement Period, provided that (i) in no event shall the Reduction Amount be greater than $2.00 per Merger Share; (ii) the Reduction Amount shall be 0 unless shares of FXRE common stock are listed and trading on a national securities exchange during the entire Measurement Period; and (iii) if, prior to the Effective Time, FXRE completes the rights offering contemplated in the Membership Interest Purchase Agreement with an offering price of at least $10.00 per share of FXRE common stock and pursuant to which FXRE receives gross proceeds of at least $90,000,000, the Reduction Amount shall be no less than $0.75 per Merger Share. The formula set forth above assumes that the stockholders of the Company of record on the record date for the Spin-Off will receive two shares of common stock of FXRE in the Spin-Off for every 10 shares of common stock of the Company owned on such record date (the “Distribution Ratio”). The formula shall be adjusted as necessary to account for any change in the Distribution Ratio and/or the number of outstanding shares of common stock of FXRE contemplated by the Distribution Ratio by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction that involves the common stock of FXRE and takes place prior to the termination of the Measurement Period.
          “Measurement Period” means the period of 20 consecutive trading days to be established by the Special Committee, provided that the Measurement Period may not begin during the first 20 trading days after the date on which the shares of FXRE subject to the Spin-Off commence trading on a national stock exchange and the Measurement Period must terminate at least 30 trading days prior to the Effective Time.

          “Membership Interest Purchase Agreement” means the Membership Interest Purchase Agreement, dated as of June 1, 2007, as amended on June 18, 2007 and September 27, 2007, by and among the Company, FX Luxury and Flag.”
Section 1.1 of the Merger Agreement is hereby further amended by deleting the definitions of “Excluded Party”, “Flag Transaction Agreements”, “Outside Date” and “Spin-Off” in their entirety and replacing them with the following:
          “Excluded Party” means any Person or group of related Persons from whom the Company has received, after the Amendment Date and prior to the Exclusivity Period Start Date, a written indication of interest that the Board of Directors of the Company (acting through the Special Committee) believes in good faith is bona fide and could reasonably be expected to result in a Superior Proposal.
          “Flag Transaction Agreements” means the Membership Interest Purchase Agreement and all of the related agreements referenced therein, contemplated thereby, or necessary or desired in connection therewith, including the Flag License Agreements, in each case, to be executed and delivered by the Company, FX Luxury Realty, LLC and/or Flag Luxury Properties, LLC, as amended to date.
          “Outside Date” means June 1, 2008; provided that the Outside Date shall be extended to July 31, 2008 in the event that as of June 1, 2008 all the conditions to closing set forth in Article VII hereof shall have been satisfied or waived other than the condition set forth in Section 7.2(g).
          “Spin-Off” means the distribution to the stockholders of the Company of record on the distribution record date of (i) all of the shares of common stock of FXRE held by the Company as of the Amendment Date, (ii) all of the shares of common stock of FXRE held by Richard G. Cushing, as of the Amendment Date and immediately prior to completion of the distribution, as Trustee of the CKX FXLR Stockholder Distribution Trust I, and (iii) all of the shares of common stock of FXRE held by Richard G. Cushing, as of the Amendment Date and immediately prior to completion of the distribution, as Trustee of the CKX FXLR Stockholder Distribution Trust II, as contemplated by the Membership Interest Purchase Agreement, such that after completing such distribution no Person or Persons other than the stockholders of the Company of record on the distribution record date will hold any shares of common stock of FXRE acquired by the Company, or shares of common stock of FXRE issued in exchange for limited liability company interests in FX Luxury acquired by the Company, through the Amendment Date under the Flag Transaction Agreements.
     3. Amendment to Section 2.2(c) of the Merger Agreement. Section 2.2(c) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock to be canceled pursuant to Section 2.2(a) and Dissenting Shares (as hereinafter defined)), automatically shall be canceled and converted into the right to receive $13.75 minus the Reduction Amount, in cash, without interest (the “Merger Consideration”), payable to the holder thereof upon surrender of the stock certificate formerly representing such share of Common Stock in the manner provided in Section 2.3. Such shares of Common Stock (other than those canceled pursuant to Section 2.2(a), together with such shares canceled pursuant to Section 2.3(g) below), sometimes are referred to herein as the “Merger Shares.”
     4. Amendment to Section 4.2(d) of the Merger Agreement. Section 4.2(d) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following
     “(d) Houlihan, Lokey, Howard & Zukin, Inc. (the “Financial Advisor”) has delivered to the Special Committee and the Board of the Directors of the Company its opinion dated September 27, 2007, to the effect that, as of the date such opinion was delivered, the consideration to be received in the Merger is fair, from a financial point of view, to the holders of shares of Common Stock other than the Voting Group (the “Fairness Opinion”). As of the Amendment Date, the Company has been authorized by the Financial Advisor to permit the inclusion in full of the Fairness Opinion in the Company Proxy Statement. As of the Amendment Date, the Fairness Opinion has not been withdrawn, revoked or modified.”
     5. Amendment to Section 6.4(a) of the Merger Agreement. Section 6.4(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “SECTION 6.4 FINANCING
     (a) On or before October 30, 2007, Parent and Merger Sub shall deliver to the Company true and complete copies of (i) a fully executed commitment letter (the “Debt Commitment Letter”), except for any fee letters, pursuant to which the financial institutions party to such Debt Commitment Letter shall have committed upon the terms and subject to the conditions set forth therein, to provide, or cause to be provided, debt financing in the amount set forth therein in connection with the Merger and (ii) a fully executed commitment letter (the “Equity Commitment Letter”, and together with the Debt Commitment Letter, the “Financing Letters”), pursuant to which the investors party thereto shall have committed, upon the terms and subject to the conditions set forth therein, to provide, or cause to be provided, equity financing in the aggregate amount set forth therein in connection with the Merger. The Financing Letters shall reflect debt and equity commitments from such equity investors and financial institutions, which together with any equity to be issued in connection with the Contribution and Exchange Agreements or to be issued in exchange for securities of Parent, shall be sufficient to pay the full Merger Consideration (and all other cash amounts payable pursuant hereto), and all of the related fees and expenses payable by Parent or Merger Sub (or, after the Closing, the Surviving Corporation) in connection with the Merger (the funds necessary to pay the foregoing amounts, the “Financing”). Notwithstanding anything in this Agreement to the contrary, one or more Financing Letters may be superseded at the option of Parent and Merger Sub prior to the Effective Time by instruments (the “New

Financing Letters”) which replace existing Financing Letters and/or contemplate co-investment by or financing from one or more other or additional parties; provided that the terms of the New Financing Letters shall not (a) expand upon the conditions precedent to the Financing as set forth in the Financing Letters in any respect that would make such conditions less likely to be satisfied, (b) reasonably be expected to delay the Closing or (c) otherwise have an adverse impact on the Company at any time that is prior to the Closing. In such event, the term “Financing Letters” as used herein shall be deemed to include the Financing Letters that are not so superseded at the time in question and the New Financing Letters to the extent then in effect.”
     6. Amendment to Section 6.5(a) of the Merger Agreement. Section 6.5(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
          “SECTION 6.5 SOLICITATION
     (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the Amendment Date and continuing until 11:59 p.m. (EST) on October 27, 2007 (the “Exclusivity Period Start Date”), the Company and its Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Special Committee) to, directly or indirectly: (i) initiate, solicit and encourage, whether publicly or otherwise, Company Acquisition Proposals (as hereinafter defined), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements (as hereinafter defined); provided that the Company shall promptly provide to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided or made available to Parent and Merger Sub; (ii) enter into and maintain or continue discussions or negotiations with respect to Company Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, and (iii) accept a Company Acquisition Proposal that the Board of Directors of the Company (acting through the Special Committee) believes in good faith is bona fide and is reasonably expected to result in a Company Acquisition Agreement that constitutes a Superior Proposal, or approve or recommend, or (provided that the Company has exercised its termination right under Section 8.1(f)) execute or enter into, a Company Acquisition Agreement that constitutes a Superior Proposal; it being understood and agreed that the Company (acting through the Special Committee) shall have the right (but not the obligation) to inform Parent of its intention to enter into a Company Acquisition Agreement, including the material terms and conditions thereof.
     7. Effect of Amendment. Except as expressly set forth herein and in Amendment No. 1, the Merger Agreement shall be and remain in full force and effect as originally written, and shall constitute the legal, valid, binding and enforceable obligations of the parties thereto.

     8. Counterparts; Effectiveness; Third Party Beneficiaries. This Amendment No. 2 may be executed by facsimile signatures and in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon one and the same instrument. No provision of this Amendment No. 2 is intended to or shall confer upon any Persons, other than the parties hereto, any rights or remedies hereunder or with respect hereto.
     9.  Successors and Assigns. The provisions of this Amendment No. 2 shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Amendment No. 2 without the prior written consent of the other parties hereto. Any purported assignment in violation of these provisions shall be null and void.
     10. Further Assurances. The parties agree to take such further action as reasonably necessary to evidence and implement the amendments set forth herein.
     11. Governing Law. This Amendment No. 2 shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts or choice of Law principles thereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duly executed by their respective authorized officers (or other authorized signatory) as of the Effective Date.

CKX, INC.
By:	/s/ Thomas P. Benson
	Name:	Thomas P. Benson
	Title:	Chief Financial Officer

19X, INC.
By:	/s/ Robert F.X. Sillerman
	Name:	Robert F.X. Sillerman
	Title:	President

19X ACQUISITION CORP.
By:	/s/ Robert F.X. Sillerman
	Name:	Robert F.X. Sillerman
	Title:	President